


20170210

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2017

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: AbbVie Inc.
Incoming letter dated February 17, 2017

Dear Mr. Gerber:

This is in response to your letters dated February 17, 2017 and March 13, 2017 concerning the shareholder proposal submitted to AbbVie by Samajak LP and Jennifer McDowell. We also have received a letter on behalf of Samajak LP dated March 10, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 16, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AbbVie Inc.
Incoming letter dated February 17, 2017

The proposal requests that the board issue a report reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including whether the company should endorse partial or full industry responsibility take-back programs by providing funding or resources for such programs.

There appears to be some basis for your view that AbbVie may exclude the proposal under rule 14a-8(i)(7), as relating to AbbVie's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if AbbVie omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We note that AbbVie did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
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TEL: (202) 371-7000
FAX: (202) 393-5760
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MARC.GERBER@SKADDEN.COM

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BY EMAIL (shareholderproposals@sec.gov)

March 13, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: AbbVie Inc. – 2017 Annual Meeting
Supplement to Letter dated February 17, 2017
Relating to Shareholder Proposal of
Samajak LP and Jennifer McDowell

Ladies and Gentlemen:

We refer to our letter dated February 17, 2017 (the "No-Action Request"), submitted on behalf of our client, AbbVie Inc. ("AbbVie"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with AbbVie's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Samajak LP ("Samajak"), and co-filed by Jennifer McDowell ("Ms. McDowell"), with As You Sow authorized to act on behalf of Samajak and Ms. McDowell (collectively, the "Proponents"), may be excluded from the proxy materials to be distributed by AbbVie in connection with its 2017 annual meeting of stockholders (the "2017 proxy materials").

This letter is in response to the letter to the Staff, dated March 10, 2017, submitted on behalf of the Proponents (the "Proponents' Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter also is being sent to the Proponents.

The Proponents' Letter contends that the Proposal is not excludable under Rule 14a-8(i)(7) because it focuses on a significant policy issue. The resolution text contained in the Proposal requests a report "reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and … determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs." The Staff's determination in *Johnson & Johnson* (Jan. 30, 2017) that the exact same proposal is excludable as relating to ordinary business matters, however, is demonstrative of the Staff's view that the Proposal does not focus on a significant policy issue relative to companies, like Johnson & Johnson and AbbVie, that manufacture and distribute prescription drugs.

Further, when the Staff recognizes a new significant policy issue, it determines whether such issue has been the subject of a consistent or sustained level of widespread public debate. *See, e.g., Verizon Communications Inc.* (Feb. 13, 2012); *Comcast Corp.* (Feb. 15, 2011). None of the declarations, media or opinion pieces cited by the Proponents' Letter as evidence of a policy evolution include any reference to industry funding of a take back program. In addition, all of the take back ordinance citations in the Proponents' Letter pre-date the *Johnson & Johnson* decision. As the Staff declined to recognize a new significant policy issue in connection with the exact same proposal when deciding *Johnson & Johnson* just over a month ago, and because there has not been a significant increase in the level of attention paid to the specific issues requested by the Proposal since that time for such attention or public debate to be realistically considered consistent or sustained, the Staff's rationale and decision in *Johnson & Johnson* should apply similarly to AbbVie's ability to exclude the Proposal under Rule 14a-8(i)(7).

Accordingly, consistent with *Johnson & Johnson*, AbbVie believes that the Proposal may be excluded from its 2017 proxy materials pursuant to Rule 14a-8(i)(7) as relating to AbbVie's ordinary business operations.

For the reasons stated above and in the No-Action Request, we respectfully request that the Staff concur that it will take no action if AbbVie excludes the Proposal from its 2017 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of AbbVie's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

cc: Laura J. Schumacher
Executive Vice President, General Counsel and
Corporate Secretary
AbbVie Inc.

Conrad MacKerron
Senior Vice President
As You Sow

SANFORD J. LEWIS, ATTORNEY

March 10, 2017

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to AbbVie Inc. Regarding Pharmaceutical Stewardship by Samajak LP

Ladies and Gentlemen:

Samajak LP (the "Proponent") is beneficial owner of common stock of AbbVie Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company, co-filed by Jennifer McDowell ("Ms. McDowell"). I have been asked by the Proponent to respond to the letter dated February 17, 2017 ("Company Letter") sent to the Securities and Exchange Commission by Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2017 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP.

SUMMARY

The Proposal asks the Company to issue a report reviewing the company's existing policies for safe disposition of prescription drugs by users, and in particular to determine whether the company should endorse partial or full industry responsibility for take back of prescription drugs.

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7) as addressing ordinary business. However, the Proposal addresses a significant policy issue with a nexus to the Company.

While the Staff previously found a proposal with the same wording to be excludable pursuant to Rule 14a-8(i)(7), the issue and evidence has evolved to where this issue merits treatment as a significant policy issue. Further, there is a very strong nexus of the policy issue to the Company.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • (413) 549-7333

Dumping unused opiates down the drain pollutes water, but leaving them in the medicine chest may result new instances of drug abuse, escalating our national addiction crisis. Public policymakers are increasingly seeking to address this through safe disposal programs that include support from the industry that produces the pharmaceuticals. State and local governments are beginning to respond by creating mandatory requirements for pharmaceutical company responsibility.

This is a topic of widespread debate – a significant policy issue - with a nexus to the Company as one of the largest producers of opioids and the Proposal does not micromanage, therefore the Proposal is not excludable pursuant to Rule 14a-8(i)(7).

THE PROPOSAL

The text of the resolved clause of the Proposal states:

> **RESOLVED:** Shareowners of AbbVie request that the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs.

The full Proposal is Appended to this letter as Exhibit A.

BACKGROUND

• AbbVie is the producer of Vicodin, a synthetic opioid, which represents nearly half of the U.S. prescription painkiller market.[1]

• A national opioids crisis is underway. One element of the crisis relates to the safe disposal of unused opiates. Safe disposal is a current quandary. Dumping unused opiates down the drain pollutes water, but leaving them in the medicine chest may result new instances of drug abuse, escalating our national addiction crisis. Public policymakers are increasingly seeking to address this through safe disposal programs that include support from the industry that produces the pharmaceuticals.

• AbbVie included this proposal on the proxy in 2016. The Proposal received support of 7.5% of shareholders in its first appearance on the proxy. Having allowed debate and discussion among its shareholders on this issue to commence, the Company faces a heightened burden of proving that it is appropriate to truncate this conversation and debate among its shareholders. The Company has not met this burden.

---

[1] https://www.statnews.com/2016/09/22/abbott-oxycontin-crusade/

ANALYSIS

The Proposal addresses a significant policy issue - public policies on safe disposal of pharmaceuticals including opioids produced by the Company - and therefore is not excludible under Rule 14a-8(i)(7).

The Company argues that the Proposal is excludable because, under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." Proposals relating to ordinary business matters but focusing on sufficiently significant social policy issues generally are not subject to exclusion under Rule 14a-8(i)(7), because such proposals transcend day-to-day business matters and raise policy matters so significant that they are appropriate for a shareholder vote. *See* 1998 Release, Staff Legal Bulletin 14E, Staff Legal Bulletin 14 H.

The Proposal is not excludable, because it focuses on the significant policy issue of preventing unsafe disposal of pharmaceuticals. The current quandary regarding disposal of unused opioids created by the company is that disposal down the drain causes water pollution, while failing to dispose of the opioids and keeping them in one's medicine chest risks causing additional opioid addiction.

Distinguishing Johnson & Johnson: current Proposal and evidence addresses a ripened significant policy issue with clear nexus to this company

The Company Letter notes that *Johnson & Johnson* (Jan. 30, 2017) involved proposal language identical to the current Proposal, and that the Staff concurred with the company's view that the proposal related to the company's "ordinary business matters" and could be excluded under Rule 14a-8(i)(7). The Staff decision of January 30 was notable in its lack of specificity in describing the rationale for exclusion. It simply stated: "There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7), as relating to Johnson & Johnson's ordinary business operations." As such, the Staff decision did not address which of the many arguments made by Johnson & Johnson led to this conclusion. For instance, did the Staff agree that this proposal did not address a significant policy issue? If so, it is notable that the Staff did not specifically signify that as in various other Staff decisions. See, for instance, *Verizon Communications, Inc.* (March 2, 2010) where the Staff indicated in the No-Action Letter that there appeared to be some basis for Verizon's view that it may exclude the proposal under Rule 14a-8(i)(7) "as relating to Verizon's ordinary business operations [because] the proposal relates to Verizon's policy position on net neutrality, **which we do not believe is a significant policy issue**."[Emphasis added.] Notably, the Johnson & Johnson letter did not include such language.

As in the Verizon example, the present proposal addresses a broad public policy issue affecting the industry. In the case of Verizon it was net neutrality. In the present case it is whether the industry as a whole will have responsibility for ensuring safe disposal of its products.

Notably, the Verizon example also demonstrates that the determination of whether an proposal addresses a significant policy issue can evolve over time as an issue ripens. In the instance of Verizon, the Staff Reconsidered at a later time and found in *Verizon Communications Inc.* (February 13, 2012) that the issue had become a significant policy issue based on amassing evidence that the issue had become a subject of widespread debate public debate.

As we have documented below, since the *Johnson & Johnson* decision of January 30, the opioid crisis has deepened with a number of State governors recently declaring an a public health emergency. As such, even if the issue was not seen as a significant policy issue when the Staff issued the Johnson & Johnson decision, we believe it has ripened into a significant policy issue now.

Alternatively, it is possible that the Staff concluded that Johnson & Johnson did not have sufficient nexus to the significant policy issue raised. In contrast, as the purveyor of half of the opioids on the market, the Company has a crystal clear nexus to the significant policy issues. We discuss this below as well.

Proposal's appearance on the proxy demonstrates sufficient shareholder interest

First, it should be noted that this Proposal appeared on the proxy of the Company in 2016, and received 7.5% of the votes for and against the proposal. This shows that a significant portion of investors, far more than the first year filing threshold of Rule 14a-8(i)(11) found merit in the proposal. Since the purpose of the ordinary business rule is ostensibly to reserve proxy published proposals to those which would be of appropriate interest to shareholders, a vote of this size is significant.

Elevation of the public debate and controversy

In the Staff decision in *Johnson & Johnson,* the significant policy issue did not focus on the opioids crisis. Including after the Staff decision was issued, numerous state Governors have declared opioids such as those produced by the Company to present a public health emergency:

> March 1, 2017: Maryland governor declares opioid epidemic a state emergency
> https://www.washingtonpost.com/local/md-politics/hogan-declares-opioid-state-of-emergency/2017/03/01/5c22fcfa-fe2f-11e6-99b4-9e613afeb09f_story.html?utm_term=.bedf4d0b1f46
>
> February 14-16, 2017: Alaska governor declares opioid epidemic a state disaster, issues Executive Order and seeks federal assistance
> https://gov.alaska.gov/newsroom/2017/02/governor-walker-announces-next-steps-for-safer-alaska/

See also
http://www.ktoo.org/2017/02/25/new-technology-for-alaskas-war-on-opioids /

Virginia – 2016 - public health emergency
http://www.ibtimes.com/opioid-epidemic-us-2016-virginia-declares-public-health-emergency-overdose-death-toll-2449280

March 3, 2017: Drop in Colorado opioid deaths attributed to better monitoring, easier disposal
http://www.denverpost.com/2017/03/07/colorado-opioid-heroin-deaths/

February 15, 2017: Connecticut – Successful Drug take back program increases use of take back boxes
http://www.courant.com/politics/capitol-watch/hc-drug-dropbox-0216-20170215-story.html

February 11, 2016 U.S. Senators from NH, Maine urge federal government to treat opioid epidemic as national emergency
http://www.foxnews.com/opinion/2016/02/11/our-heroin-opioid-epidemic-is-national-emergency-washington-needs-to-treat-it-like-one.html

Opinion piece calling for national health emergency
https://www.statnews.com/2016/09/22/opioid-epidemic-public-health-emergency/

Minn., Wisc. attorneys general provide maps of disposal locations
http://patch.com/minnesota/southwestminneapolis/minnesota-wisconsin-team-curb-opioid-abuse

As such, today this issue qualifies as a significant policy issue even if it did not at the time of Johnson & Johnson decision.

Proposal focuses on Company position on industry-wide policy rather than seeking to alter the mix of products and services offered by the Company.

The Company Letter argues that the proposal involves "the products and services offered by AbbVie…" However, the focus of the Proposal is not for AbbVie to take action specifically on its own products and services but, but rather to consider the Company's policy position for its whole industry – "determining whether the company should endorse partial or full industry responsibility for take back programs…" In other words, it is not about internal product management or customer relations, it relates to whether the company is in favor of an industrywide approach. The proposal does not ask the company provide unique, discrete solutions for its own products, but rather asks that it discuss whether it should participate in a collective effort.

The Whereas sections of the proposal focus on this idea in a continuing thread, for instance, discussing DEA partnering with state and local officials for take back events for all companies' medicines, not just AbbVie. It states that producer responsibility calls for financing takeback of unneeded drugs by the companies that have placed them on the market, not AbbVie alone.

The proponent, in filing the proposal at the Company is indeed seeking an industrywide approach. The same proposal was also filed with Johnson & Johnson and Pfizer for 2017, and a letter was sent by the proponent with a group of shareholders last year to 10 top pharmaceutical companies asking them all to take similar action. Exhibit B.

Opioid drug abuse

Drug overdose now is the leading cause of accidental death in the U.S., surpassing auto accidents, with 47,055 lethal drug overdoses in 2014. Opioid addiction is driving the epidemic, with 18,893 overdose deaths related to prescription pain relievers, and 10,574 overdose deaths related to heroin. Many consumers hold onto unneeded drugs because they lack convenient collection and disposal options, which can have tragic consequences; President Barack Obama has stated that most young people who begin misusing prescription drugs get them from the family medicine cabinet.

A recommendation of the 2011 White House report "Epidemic: Responding to America's Prescription Drug Abuse Crisis" is to engage PhRMA (the pharmaceutical trade association) and others in the private sector to support community-based medication disposal programs. Appropriately, Pillar 3 of the 2014 National Drug Control Strategy is "Increase Prescription Return/Take-Back and Disposal Programs". This national strategy states that "Nearly 70 percent of people misusing prescription pain relievers report getting them from a friend or relative the last time they misused these drugs. This is how many new non-medical users of prescription medication initially obtain these drugs. Medication disposal programs allow individuals to dispose of unneeded or expired medications in a safe, timely, and environmentally responsible manner and can help prevent potential diversion and abuse." (p.75)

Michael Botticelli, Director of White House National Drug Control Policy under President Obama has stated, "Providing safe and convenient disposal options for prescription drugs and expanding access to the lifesaving overdose-reversal drug naloxone are critical parts of our national strategy to stop the prescription drug and heroin overdose epidemic, along with effective enforcement, prevention and treatment." The Drug Enforcement Administration has partnered with state and local law enforcement agencies to hold periodic National Take-Back Days for medicines, collecting and disposing of more than 5.5 million pounds of medications in just 10 events.

Water Pollution

Many consumers flush unused medication down the toilet as a method of disposal, and these drugs end up at water treatment plants not equipped to safely process medicines. A 2008 Associated Press investigation found antibiotics, anti-convulsants, mood stabilizers and sex hormones in drinking water supplies serving 41 million Americans. Synthetic estrogens in oral contraceptives flushed into waterways have been linked to impaired reproduction and sex changes in aquatic species. In February 2016, researchers disclosed evidence of 81 drugs and personal-care products in the water and tissue of chinook in Puget Sound "with levels detected among the highest in the nation."

For Staff decisions treating water pollution as a significant policy issue, see *Time Warner Inc.* (February 22, 1996); *Arch Coal* (February 10, 2012); *Cabot Oil and Gas* (January 28, 2010). Further, the responsibility for preventing pollution and harmful exposures to products or materials after they leave a company's hands can still be a significant policy issue and not an excludable matter of ordinary business, as demonstrated by *AT&T* (February 7, 2013) where the proposal requested a report on actions AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. This proposal sought a report that addressed how to prevent and reduce toxic exposures both before materials arrive at the company and after they leave the company's hands and are disposed or recycled. Similarly, the present proposal seeks to address the problem of what happens in terms of pollution and public health impacts when, inevitably, a portion of the pharmaceuticals sold by the Company go unused and must be disposed of.

Moreover, Staff Legal Bulletin 14H has made it clear that if a proposal addresses in its entirety significant policy issue like water pollution, it can certainly request information about "nitty-gritty" business matters that are directly related to that subject matter. In this instance, the interface between the company and the end users /customers of pharmaceuticals is a necessary and appropriate "nitty-gritty" element for a proposal seeking to resolve these pollution problems.

Public policy debate focuses on pharmaceutical manufacturer responsibility for drug take back

Local and state governments have recognized the public health threat and have begun enacting laws mandating take back programs paid for by pharmaceutical manufacturers. After Alameda County, California, passed the first ordinance in 2012 requiring pharmaceutical companies to fund take-back programs for unused prescription drugs, the Pharmaceutical Research and Manufacturers Association (PhRMA) sued the county, contending that the law violated the interstate commerce clause of the U.S. Constitution. However, the county prevailed in district and appeals courts and in 2015 the Supreme Court declined to review the case. There are currently 16 U.S. city and county ordinances, and two state laws mandating take back programs (Vermont, Mass.), with pending state legislation in Washington and Oregon, and a county ordinance in Los Angeles, Calif. At the federal level in 2016, four national take back bills were introduced: HR 4931 (Slaughter); HR 953 (Sensenbrenner); HR 2463 (Bera); and S 524 (Whitehouse).

Pharmaceutical Take Back Ordinances in California (City and County Level)

Alameda County, Ordinance adopted 7/26/12
City & County of San Francisco, Ordinance adopted 3/26/15
San Mateo County, Ordinance adopted 4/28/15
Santa Clara County, Ordinance adopted 6/23/15
Marin County, Ordinance adopted 8/11/15
Santa Cruz County (combined medications and sharps), Ordinance adopted 12/8/15
Santa Barbara County, Ordinance adopted 6/21/16
City of Santa Cruz, Ordinance adopted 8/9/16
City of Capitola, Ordinance adopted 8/25/16
City of Scotts Valley, Ordinance adopted 12/7/16
Contra Costa County, Ordinance adopted 12/20/2016
County of Los Angeles combined medication and sharps – introduced but not passed

Pharma Take Back Ordinances Outside California

King County WA, Ordinance Adopted 6/20/13
Snohomish County WA, passed 6/14/16
Cook County, IL passed 10/26/16
Kitsap County, WA passed 12/6/16
Pierce County, WA passed 12/7/16

State Legislation Passed that includes Producer Responsibility for Drug Take Back

State of Massachusetts – H.4056 covers opioid medications ONLY. Allows companies to comply by meeting 2 of 4 following options - mail-back; one-day events; in-home disposal; take-back/collection kiosks. Signed 3/14/16

State of Vermont – S.243 provides for establishment of statewide unused prescription drug disposal program with funding provided in part by fee assessed on producers. Signed 6/8/16

Proposed State Legislation that includes Producer Responsibility for Drug Take Back

- State of Washington – HB 1047 would establish a statewide medication take-back program fully funded and operated by industry. Will be introduced in new legislative session which begins 1/9/17
- State of Oregon HR 2386

These numerous initiatives, at the state and federal levels, as well as company-initiated initiatives, clearly demonstrate that stemming drug abuse by making proper disposal easier is a matter of significant public concern.

In addition, there are laws being enacted or considered in other countries where the Company does business, including Belgium, France, Hungary, Portugal, Spain, Canada, Mexico, Brazil and Colombia requiring responsibility or product takeback by pharmaceutical manufacturers. The Company sells pharmaceutical products internationally in 170 countries according to its 2016 10-K statement.

Industry peers are taking action

Several industry peers have already taken action. Eli Lilly & Co. recently provided a grant for a program that will provide 100 disposal boxes at pharmacies in Indiana. In February 2016, Walgreens, the largest U.S. pharmacy chain, announced it will install drug disposal kiosks in 500 drugstores in 39 states and Washington, D.C. as part of a broader effort to counter drug abuse. Walgreen emphasized that "prescription drug abuse continues to be a public health and safety risk" and said kiosks would address a key contributor to the drug abuse crisis. However, such programs are in their infancy, and only about 1 percent of American pharmacies have set up disposal programs. Later in 2016, CVS Health, the second largest U.S. pharmacy chain, announced a partnership with the city of Milwaukee to provide postage-paid drug disposal envelopes available in Milwaukee-area CVS Pharmacy locations and select city departments at no cost to consumers. The company stated "CVS Health is dedicated to helping the communities we serve address and prevent prescription drug abuse. One effective mitigation strategy is to make convenient and safe medication disposal accessible to communities. This not only stops diversion and misuse of prescription medications, it prevents these drugs from contaminating waterways."

The Company's own statement in opposition to the proposal demonstrates nexus

When the Proposal appeared on the proxy in 2016, the Company's Board of Directors, issued a statement in opposition that helps to demonstrate a clear nexus to this Company --- that it engages with the issue of disposal of some of its products by consumers at various levels even though it has not taken a position on industry take-back as requested by the Proposal:

> At AbbVie…[w]e believe that addressing the world's health challenges requires a comprehensive and responsible approach, and we dedicate significant resources to improving healthcare and communities. The issue of secure disposal of hazardous medical waste is part of this commitment. Accordingly, we have proactively taken a number of steps to address this concern in a socially responsible manner.
>
> AbbVie has a comprehensive collection, containment, return, and waste treatment option for patients using Humira, our flagship product. To mitigate potential risk posed by injection needles, we developed the HUMIRA Sharps Mail-Back Program in 2007. This service provides patients with a safe and environmentally-friendly way to dispose of Humira needles following an injection and includes collection containers and mail-back boxes with pre-paid postage, to each individual who enrolls in AbbVie's program. We believe our proactive approach has created a safer environment for patients and their communities.

> AbbVie believes that effectively addressing industry-wide drug disposal policies requires the collective effort of numerous interested parties, including pharmacies, law enforcement officials, pharmaceutical drug distributors, institutional healthcare providers, and others. In September 2014, the Drug Enforcement Administration published final rules concerning secure drug disposal that encouraged partnerships among retail pharmacies, hospitals, clinics, drug manufacturers, drug distributors and reverse distributors, other community organizations and law enforcement to provide methods of safe drug disposal in the communities they serve. AbbVie supports collective effort on this issue.

The Company's opposition statement goes on to note that the Company is actively involved in the trade association working group effort toward "effecting positive change in the area of secure drug disposal." However, the Company does not express a position on the issue raised by the proposal, but instead, its opposition statement hides behind the idea that the trade association might develop a position. This was clearly unresponsive to the Proposal, which called for the Company to exercise leadership by formulating a position that it would bring to the industry.

In summary, the evidence is strong that the issues raised by the proposal are a significant policy issue, with a clear nexus to the company, and that the proposal does not micromanage. Therefore, the proposal is not excludable pursuant to Rule 14a-8(i)(7).

Opposing the waiver of the no action request filing deadline

The Company requested an exception to the 80 day filing requirement Set Forth in Rule 14a-8(j). The Proponent believes that in light of the Company's inclusion of the proposal on the proxy in 2016, it is inappropriate to discourage the Company from including the proposal on the 2017 proxy so that the conversation with shareholders can continue. Accordingly, we urge the Staff to reject the request for a waiver of the deadline.

CONCLUSION

Based on the foregoing, we believe it is clear that the Company has provided no basis for the conclusion that the Proposal is excludable from the 2017 proxy statement pursuant to Rule 14a-8(I)(7). As such, we respectfully request that the Staff inform the company that it is denying the no action letter request. If you have any questions, please contact me at 413 549-7333 or sanfordlewis@strategiccounsel.net.

Sincerely,



Sanford Lewis

cc: Marc S. Gerber

EXHIBIT A – THE PROPOSAL

WHEREAS Lack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories contributes to water pollution, illicit drug use, drug addiction, and threats to sanitation workers.

Consumers lacking drug disposal programs in their communities often flush old drugs down the drain or toilet, contributing to water pollution. Numerous studies have found detectable levels of pharmaceuticals in surface and groundwater drinking water sources. Water treatment plants are not equipped to remove such medicines. The U.S. Environmental Protection Agency advises consumers not to flush prescription drugs, but to return medications to a disposal or take back program.

In 2014, overdoses from prescription pain medications killed more than 18,000 Americans. President Obama says most young people who begin misusing prescription drugs get them from the medicine cabinet. Lack of convenient disposal programs for prescription drugs has been linked to poisoning of children and pets; misuse by teenagers and adults; and seniors accidentally taking the wrong medicine. About 3 billion needles are used in U.S. homes annually to deliver medication; their improper disposal leads to needles washing up on beaches and threats to sanitation workers handling waste with used needles.

Most U.S. communities lack free, convenient, on-going collection programs that could help alleviate these critical problems. The Drug Enforcement Administration has partnered with state and local law enforcement agencies to hold periodic National Take-Back Days for medicines, collecting and disposing of more than 5.5 million pounds of medications in just ten events. But far more convenient and ongoing collection services are needed. The National Drug Control Strategy report calls for establishment of long-term, sustainable disposal programs in communities.

The concept of producer responsibility calls for company accountability for financing take back of unneeded or expired medications and accessories by the companies that have placed them on the market. Several states have enacted regulations requiring manufacturers of paint, pesticides, and electronics to develop programs for take back and proper recycling or disposal. The province of Ontario, Canada enacted a regulation in 2012 assigning responsibility for end-of-life management of pharmaceutical waste to manufacturers. Many European countries have industry-funded drug take back programs. While the company has published detailed social responsibility statements on issues like energy and water, it has not issued a position on this escalating policy area.

BE IT RESOLVED THAT,
Shareowners of AbbVie request that the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs.

Supporting Statement:

Management may also consider other harms besides water pollution in evaluating take back programs, and whether, in addition to addressing disposition of prescription drugs, such programs should encompass accessories such as used needles and syringes.

EXHIBIT B – INVESTOR LETTER TO PHARMACEUTICAL COMPANIES

 AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

April 20, 2016

Richard A. Gonzales
Chairman and CEO
AbbVie Inc.

Vincent A. Forlenza
CEO
Becton Dickenson & Co.

Andrew Witty
CEO
GlaxoSmithKline

Severin Schwan
CEO
Roche Holding AG

Alex Gorsky
CEO
Johnson & Johnson

Kenneth C. Frasier
CEO
Merck & Co.

Joseph Jimenez
CEO
Novartis International AG

Lars Sorensen
CEO
Novo Nordisk

Ian C. Read
Chairman and CEO
Pfizer Inc.

Olivier Brandicourt
CEO
Sanofi S.A.

Dear Sirs:

We, the undersigned investors, request that the company provide us with a policy statement or current thinking on pharmaceutical industry responsibility for take back of unused and expired prescription drugs. The lack of free, convenient programs for proper disposal of prescription drugs and accessories such as needles and syringes, contributes to water pollution, illicit drug use, drug addiction, and threats to sanitation workers. Most U.S. communities lack free, convenient, on-going collection programs that could help alleviate these problems. Less than 1% of U.S. pharmacies offer a drug take back program.

In 2013, overdoses from prescription pain medications killed more than 16,000 Americans. President Obama has stated that most young people who begin misusing prescription drugs get them from the family medicine cabinet. Many consumers hold on to unneeded drugs because they lack convenient collection and disposal options. Lack of disposal programs has also been linked to poisoning of children and pets, and seniors accidentally taking the wrong medicine. Three billion needles are used in U.S. homes annually to deliver medication; improper disposal puts sanitation workers at risk.

Consumers lacking disposal programs in their communities often flush old drugs down the toilet, contributing to water pollution. Water treatment plants are not equipped to remove such medicines. The U.S. Environmental Protection Agency advises consumers not to flush prescription drugs, but to return medications to a disposal or take back program, but such programs are rare. As a result, Americans are ingesting other people's medicine in their drinking water. An Associated Press investigation found antibiotics, mood stabilizers and sex hormones in the drinking water supplies serving 41 million Americans. The presence of pharmaceuticals has resulted in demonstrated impacts on marine life. For example, synthetic estrogens in oral contraceptives flushed into waterways have been linked to impaired reproduction in aquatic species.

We are concerned that the U.S. pharmaceutical industry does not have a policy or plan for collection and processing of expired and unused prescription medications. The Drug Enforcement Administration has partnered with state and local law enforcement agencies to hold periodic National Take-Back Days for medicines, and collected more than 5 million pounds of medications with just 10 events. However, far more convenient and ongoing collection services are needed. The Obama Administration's National Drug Control Strategy report calls for establishment of long-term, sustainable disposal programs in communities.

We believe that companies that put medications on the market and profit from them should be primarily responsible for take back. Extended Producer Responsibility and Product Stewardship are policies that shift accountability for collection and recycling partially or fully from taxpayers and governments to producers. Belgium, Brazil, Canada, France, Hungary, Mexico, Portugal and Spain are among the countries where pharmaceutical-financed take back programs are already in place. A take back program in France collected 30 million pounds of drugs in 2013.

We hope you will work with industry peers to develop policies leading to a national drug take back program, and provide primary financial responsibility for the program. We believe it's time for the industry to manage the end of life portion of the product life cycle in the same manner that it manages design and marketing of its goods and services.

Please direct responses to Conrad MacKerron of As You Sow who is coordinating this initiative. Thank you.

Sincerely,



Conrad MacKerron
Senior Vice President
As You Sow

On behalf of:

Tim Brennan
Treasurer, CFO
Unitarian Universalist Common Endowment Fund

Rev. Michael H. Crosby, OFM Cap.
Executive Director
Seventh Generation Interfaith Coalition for Responsible Investment

Michelle de Cordova
Director of Engagement & Public Policy
NEI Ethical Funds

Father Seamus Finn
Director
OIP Investment Trust

Danielle Ginach
Impact Manager
Sonen Capital LLC

Julie Fox Gorte, Ph.D
Senior Vice President for Sustainable Investing
Pax World Management LLC

Bruce Herbert, AIF
Chief Executive
Newground Social Investment

Sonia Kowal
President
Zevin Asset Management, LLC

Mary Ellen Madden
Shareholder Representative
Sisters of Charity, BVM

Tom McCaney
Associate Director, Corporate Social Responsibility
Sisters of St. Francis of Philadelphia

Lincoln Pain
CFP
Effective Investments

Jeffery W. Perkins
Executive Director
Friends Fiduciary Corporation

Mark Regier
Vice President, Stewardship Investing
Everence Financial and the Praxis Mutual Funds

Patricia Farrar Rivas
CEO
Veris Wealth Partners

Cathy Rowan
Director, Socially Responsible Investments
Trinity Health

Larisa Ruoff
Director of Shareholder Advocacy and Corporate Engagement
The Sustainability Group of Loring, Wolcott & Coolidge

Mari Schwartzer
Coordinator, Shareholder Activism
NorthStar Asset Management, Inc.

Timothy Smith
Director, ESG Shareholder Engagement
Walden Asset Management

Rev. William Somplatsky-Jarman
Coordinator for Mission Responsibility Through Investment
Presbyterian Church (U.S.A.)

Holly A. Testa, AIF®
Director, Shareowner Engagement
First Affirmative Financial Network

Blaine Townsend
Senior Portfolio Manager
Nelson Capital Management Inc.

Susan Vickers, RSM
VP Corporate Responsibility
Dignity Health

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

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BY EMAIL (shareholderproposals@sec.gov)

February 17, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: AbbVie Inc. – 2017 Annual Meeting
Omission of Shareholder Proposal of
Samajak LP and Jennifer McDowell

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, AbbVie Inc. ("AbbVie"), a Delaware corporation, to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with AbbVie's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Samajak LP ("Samajak"), and co-filed by Jennifer McDowell ("Ms. McDowell"), with As You Sow authorized to act on behalf of Samajak and Ms. McDowell, from the proxy materials to be distributed by AbbVie in connection with its 2017 annual meeting of stockholders (the "2017 proxy materials"). As You Sow, Samajak and Ms. McDowell are sometimes referred to collectively as the "Proponents."

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponents as notice of AbbVie's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if they submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to AbbVie.

I. The Proposal

The text of the resolution in the Proposal is copied below:

> **RESOLVED:** Shareowners of AbbVie request that the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in AbbVie's view that it may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to AbbVie's ordinary business operations.

III. Background

AbbVie received the Proposal, accompanied by a cover letter from As You Sow dated November 16, 2016, and a letter from Samajak dated November 9, 2016, authorizing As You Sow to file the Proposal and to act on behalf of Samajak. In addition, AbbVie received a copy of the Proposal, accompanied by a cover letter from As You Sow dated November 16, 2016, and a letter from Ms. McDowell dated October 26, 2016, authorizing As You Sow to cofile the Proposal. Copies of the Proposal, cover letters and related correspondence are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to AbbVie's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff has permitted exclusion of a shareholder proposal under Rule 14a-8(i)(7) relating to the steps a company takes to ensure that its customers properly dispose of its products. Specifically, in *Amazon.com, Inc.* (Mar. 17, 2016), the proposal sought a report on the company's policy options to reduce potential pollution and public health problems from electronic waste generated as a result of its sales to consumers and options to increase the safe recycling of such wastes. The proposal's recital focused on the toxicity of materials contained in the electronic products sold by the company and claimed that the company "provide[d] no option for consumers who have end-of-life electronics to safely and conveniently recycle them through Amazon.com." The recital also stated the proponent's view that the company should "provide a take back program" for its products. In granting relief to exclude the proposal under Rule 14a-8(i)(7), the Staff concluded that the proposal related to the ordinary business matter of "the company's products and services."

The Staff also has permitted exclusion of shareholder proposals under Rule 14a-8(i)(7) relating to the steps a company takes to prevent its customers from misusing its products. In *FMC Corp.* (Feb. 25, 2011, *recon. denied* Mar. 16, 2011), for example, the proposal sought, among other things, an immediate moratorium on sales and a withdrawal from the market of a specific pesticide, as well as other pesticides "where there is documented misuse of products harming wildlife or humans, until FMC effectively corrects such misuse," and a "report … addressing all documented product misuses worldwide … and proposing changes to prevent further misuse." In granting relief to exclude the proposal under Rule 14a-8(i)(7), the Staff concluded that the proposal related to the ordinary business matter of "products offered for sale by the company." *See also Pfizer Inc.* (Mar. 1, 2016) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report that described the steps Pfizer has taken to prevent the sale of its medicines to prisons for the purpose of aiding executions, noting that the proposal related to the ordinary business matter of "the sale or distribution of [the company's] products").

In this instance, the Proposal focuses both on the steps AbbVie takes to ensure that its customers properly dispose of its products and the steps it takes to prevent its customers from misusing its products, both ordinary business matters. In this regard, the recital refers to the "[l]ack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories" and to regulations that require certain manufacturers to "develop programs for take back and proper recycling or disposal" of products. The recital also attributes "illicit drug use," "drug addiction," "misuse by teenagers and adults," and "seniors accidentally taking the wrong medicine" to the perceived lack of proper product disposal programs. The Proposal itself urges AbbVie to take additional steps to ensure the proper disposal of its products and prevent their misuse by providing a report that reviews AbbVie's "existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs." Matters such as these, involving the products and services offered by AbbVie, are fundamental to AbbVie's day-to-day operations and cannot, as a practical matter, be subject to direct shareholder oversight. Thus, the Proposal's attempt to involve shareholders in AbbVie's decisions with respect to such matters is precisely the type of effort that Rule 14a-8(i)(7) is intended to prevent. Therefore, as in *Amazon.com*, *FMC* and *Pfizer*, the Proposal impermissibly relates to AbbVie's ordinary business matters.

Moreover, in *Johnson & Johnson* (Jan. 30, 2017), which involved a proposal identical to the Proposal, the Staff concurred with the company's view that the proposal related to the company's "ordinary business matters" and could be excluded under Rule 14a-8(i)(7).

Accordingly, AbbVie believes that the Proposal may be excluded from its 2017 proxy materials pursuant to Rule 14a-8(i)(7) as relating to AbbVie's ordinary business operations.

V. The 80-Day Filing Requirement Set Forth in Rule 14a-8(j) Should be Waived for Good Cause.

AbbVie also requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Under Rule 14a-8(j)(1), if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) also allows the Staff, in its discretion, to permit a company to file its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline.

As discussed above, in *Johnson & Johnson*, the Staff recently permitted the exclusion of a proposal identical to the Proposal under Rule 14a-8(i)(7). The no-action letter was posted to the Commission's website in early-February 2017, which is less than 80 days before March 20, 2017, the date AbbVie intends to file its definitive proxy statement. *Johnson & Johnson* makes clear that the Staff concurs with AbbVie's view that the Proposal relates to the company's ordinary business operations. Based on the timing of the posting of *Johnson & Johnson*, AbbVie believes that it has good cause for its inability to meet the 80-day requirement. AbbVie acted in good faith and in a timely manner following the posting of the no-action letter to minimize any delay. Accordingly, AbbVie respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

VI. Conclusion

Based upon the foregoing analysis, AbbVie respectfully requests that the Staff concur that it will take no action if AbbVie excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of AbbVie's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

Enclosures

cc: Laura J. Schumacher
Executive Vice President, General Counsel and
Corporate Secretary
AbbVie Inc.

Conrad MacKerron
Senior Vice President
As You Sow

EXHIBIT A

(see attached)



AS YOU SOW

1611 Telegraph Ave, Suite 1450 www.asyousow.org
Oakland, CA 94612 BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

November 16, 2016

Laura J. Schumacher
General Counsel
AbbVie Inc.
1 N Waukegan Rd
North Chicago, IL, 60064

Dear Ms. Schumacher:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We are concerned that the company does not have a policy in regard to responsibility for collection and recycling of expired and unused prescription medications and drug accessories like needles and syringes. Lack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories contributes to water pollution, illicit drug use, drug addiction, and threats to sanitation workers. Most U.S. communities lack free, convenient, on-going collection programs that could help alleviate these problems.

The concept of producer responsibility calls for company accountability for financing take back of unneeded or expired medications and accessories by the companies that have placed them on the market. We are asking the company to consider assuming financial responsibility, with peers, for collection and disposal of prescription drugs. Ontario, Canada enacted a regulation in 2012 assigning responsibility for end-of-life management of pharmaceutical waste to manufacturers. Many European countries have industry-funded drug take back programs.

As You Sow is filing a shareholder proposal on behalf of Samajak LP ("Proponent"), a shareholder of AbbVie Inc. stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Samajak LP authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We hope a prioritized, good faith dialogue can result in withdrawal of this proposal. Thank you.

Sincerely,

Conrad Mackerron
Senior Vice President

Enclosures

- Shareholder Proposal
- Samajak LP Authorization

WHEREAS: Lack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories contributes to water pollution, illicit drug use, drug addiction, and threats to sanitation workers.

Consumers lacking drug disposal programs in their communities often flush old drugs down the drain or toilet, contributing to water pollution. Numerous studies have found detectable levels of pharmaceuticals in surface and groundwater drinking water sources. Water treatment plants are not equipped to remove such medicines. The U.S. Environmental Protection Agency advises consumers not to flush prescription drugs, but to return medications to a disposal or take back program.

In 2014, overdoses from prescription pain medications killed more than 18,000 Americans. President Obama has said that most young people who begin misusing prescription drugs get them from the medicine cabinet. Lack of convenient disposal programs for prescription drugs has been linked to poisoning of children and pets; misuse by teenagers and adults; and seniors accidentally taking the wrong medicine. About 3 billion needles are used in U.S. homes annually to deliver medication; their improper disposal leads to needles washing up on beaches and threats to sanitation workers handling waste with used needles.

Most U.S. communities lack free, convenient, on-going collection programs that could help alleviate these critical problems. The Drug Enforcement Administration has partnered with state and local law enforcement agencies to hold periodic National Take-Back Days for medicines, collecting and disposing of more than 5.5 million pounds of medications in just ten events. But far more convenient and ongoing collection services are needed. The National Drug Control Strategy report calls for establishment of long-term, sustainable disposal programs in communities.

The concept of producer responsibility calls for company accountability for financing take back of unneeded or expired medications and accessories by the companies that have placed them on the market. Several states have enacted regulations requiring manufacturers of paint, pesticides, and electronics to develop programs for take back and proper recycling or disposal. The province of Ontario, Canada enacted a regulation in 2012 assigning responsibility for end-of-life management of pharmaceutical waste to manufacturers. Many European countries have industry-funded drug take back programs. While the company has published detailed social responsibility statements on issues like energy and water, it has not issued a position on this escalating policy area.

RESOLVED: Shareowners of AbbVie request that the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs.

Supporting Statement:

Management may also consider other harms besides water pollution in evaluating take back programs, and whether, in addition to addressing disposition of prescription drugs, such programs should encompass accessories such as used needles and syringes.

November 9, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 24, 2016, the undersigned, Samajak LP (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with AbbVie, and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of AbbVie stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,



Margaret Kaplan
General Partner
Samajak LP



AS YOU SOW

1611 Telegraph Ave, Suite 1450 www.asyousow.org
Oakland, CA 94612 BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

November 16, 2016

Laura J. Schumacher
General Counsel
AbbVie Inc.
1 N Waukegan Rd
North Chicago, IL, 60064

Dear Ms. Schumacher:

As You Sow is filing a shareholder proposal on behalf of Jennifer McDowell ("Proponent"), a shareholder of AbbVie Inc. stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As You Sow also represents the lead filer of this resolution, Samajak LP.

A letter from Jennifer McDowell authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We hope a prioritized, good faith dialogue can result in withdrawal of this proposal. Thank you.

Sincerely,

Conrad Mackerron
Senior Vice President

Enclosures

- Shareholder Proposal
- Jennifer McDowell Authorization

WHEREAS: Lack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories contributes to water pollution, illicit drug use, drug addiction, and threats to sanitation workers.

Consumers lacking drug disposal programs in their communities often flush old drugs down the drain or toilet, contributing to water pollution. Numerous studies have found detectable levels of pharmaceuticals in surface and groundwater drinking water sources. Water treatment plants are not equipped to remove such medicines. The U.S. Environmental Protection Agency advises consumers not to flush prescription drugs, but to return medications to a disposal or take back program.

In 2014, overdoses from prescription pain medications killed more than 18,000 Americans. President Obama has said that most young people who begin misusing prescription drugs get them from the medicine cabinet. Lack of convenient disposal programs for prescription drugs has been linked to poisoning of children and pets; misuse by teenagers and adults; and seniors accidentally taking the wrong medicine. About 3 billion needles are used in U.S. homes annually to deliver medication; their improper disposal leads to needles washing up on beaches and threats to sanitation workers handling waste with used needles.

Most U.S. communities lack free, convenient, on-going collection programs that could help alleviate these critical problems. The Drug Enforcement Administration has partnered with state and local law enforcement agencies to hold periodic National Take-Back Days for medicines, collecting and disposing of more than 5.5 million pounds of medications in just ten events. But far more convenient and ongoing collection services are needed. The National Drug Control Strategy report calls for establishment of long-term, sustainable disposal programs in communities.

The concept of producer responsibility calls for company accountability for financing take back of unneeded or expired medications and accessories by the companies that have placed them on the market. Several states have enacted regulations requiring manufacturers of paint, pesticides, and electronics to develop programs for take back and proper recycling or disposal. The province of Ontario, Canada enacted a regulation in 2012 assigning responsibility for end-of-life management of pharmaceutical waste to manufacturers. Many European countries have industry-funded drug take back programs. While the company has published detailed social responsibility statements on issues like energy and water, it has not issued a position on this escalating policy area.

RESOLVED: Shareowners of AbbVie request that the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs.

Supporting Statement:

Management may also consider other harms besides water pollution in evaluating take back programs, and whether, in addition to addressing disposition of prescription drugs, such programs should encompass accessories such as used needles and syringes.

October 26, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 26, 2016, the undersigned, Jennifer McDowell (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with AbbVie, and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of AbbVie stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,



Jennifer McDowell